Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in Millions)	Mar 28, 2015	Mar 29, 2014
Earnings[1]	$2,766	$2,718
Adjustments:
Add - Fixed charges	131	124
Subtract - Capitalized interest	(81)	(77)
Earnings and fixed charges (net of capitalized interest)	$2,816	$2,765

Fixed charges:
Interest[2]	$42	$37
Capitalized interest	81	77
Estimated interest component of rental expense	8	10
Total	$131	$124

Ratio of earnings before taxes and fixed charges, to fixed charges	21x	22x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.